UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 24, 2025, Robin Energy Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a registered direct offering 1,020,000 common shares, par value $0.001 per share (a “Common Share”), of the Company, at an offering price of $3.50 (the “Offering”). The Offering is expected to close on June 25, 2025, subject to the satisfaction of customary closing conditions.

The Common Shares described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-286726), which was filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2025 and was declared effective by the Commission on April 28, 2025.

The aggregate gross proceeds to the Company from the Offering, before deducting placement agent fees and estimated expenses payable by the Company, will be approximately $3.6 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Placement Agency Agreement.

Attached to this report on Form 6-K as Exhibit 1.2 is a copy of the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the Opinion of Seward & Kissel LLP.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 25, 2025 titled “Robin Energy Ltd. Announces Pricing of $3.6 Million Registered Direct Offering”.

EXHIBIT INDEX

1.1	Form of Placement Agency Agreement.

1.2	Form of Securities Purchase Agreement.

5.1	Opinion of Seward & Kissel LLP.

99.1	Press Release, dated June 25, 2025.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-286726) filed with the SEC on April 24, 2025, including the prospectuses contained therein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

ROBIN ENERGY LTD.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer

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